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                                POPULAR ABS, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810



                                  April 5, 2006



Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  POPULAR ABS, INC.
                       (SEC 1933 ACT FILE NO. 333-129704)
                       ACCELERATION OF EFFECTIVENESS OF FORM S-3
                       -----------------------------------------

Ladies and Gentlemen:

                  Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned, Executive Vice President and CFO of Popular ABS, Inc. (the "REGISTRANT"), hereby requests that the Form S-3 Registration Statement of the Registrant (File No. 333-129704) (the "REGISTRATION STATEMENT") be declared effective as of 9:00 a.m. (Eastern Standard Time) on April 10, 2006, or as soon thereafter as is practicable.

                  Additionally, in response to telephone conversations with the Staff, the Registrant hereby confirms that, in connection with each takedown of securities from the Registration Statement, it will file final legal opinions concerning the tax consequences and legality of the securities being offered in such takedown in accordance with the guidance provided in footnote 133 of the Securities and Exchange Commission's Asset-Backed Securities Final Rule Release dated December 22, 2004 [Release Nos. 33-8518; 34-50905; File No. S7-21-04].

                              Very truly yours,


                              /s/ James H. Jenkins
                              --------------------------------------------------
                              James H. Jenkins, Executive Vice President and CFO


cc:  Sara D. Kalin